6/23/08

cm

[redacted] SSION

08031369

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 3 2008
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: January 31, 2008 |
| Estimated average burden hours per response. . . 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-~~12645~~ 46433 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**GBS Retirement Services, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**Two Pierce Place**
(No. and Street)

| | | |
|---|---|---|
| **Itasca** | **IL** | **60143** |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Elizabeth Marren** **(630) 694-5174**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**
(Name – of individual, state last, first, middle name)

| | | | |
|---|---|---|---|
| **233 South Wacker Drive** | **Chicago** | **IL** | **60606** |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 7 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, **Diana F. Butts**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements are correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

none

Signature

KATHY L. [illegible]
Notary Public, State of Ohio
My Commission Expires [illegible]

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GBS Retirement Services, Inc.

Financial Statements and
Supplemental Information

Year Ended December 31, 2007

## Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Arthur J. Gallagher & Co.

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company), a wholly owned subsidiary of Arthur J. Gallagher & Co., as of December 31, 2007, and the related statements of earnings, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 20, 2008

# GBS Retirement Services, Inc.

## Statement of Financial Condition

December 31, 2007

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 14,600,989 |
| Investments, at fair value | 1,644,905 |
| Interest receivable | 14,021 |
| Accounts receivable – affiliates | 40,482 |
| Prepaid and other assets | 12,797 |
| Fixed assets – at cost, less accumulated depreciation of $269,382 | 59,630 |
| Income taxes receivable from Arthur J. Gallagher & Co. | 521,064 |
| Deferred income tax asset recoverable from Arthur J. Gallagher & Co. | 217,339 |
| | $ 17,111,227 |
| **Liabilities and stockholder's equity** | |
| Accounts payable – affiliates | $ 4,874,384 |
| Accrued bonus | 54,571 |
| Other liabilities | 176,325 |
| | 5,105,280 |
| Stockholder's equity: | |
| Common stock, $1 par value – authorized, issued, and outstanding – 1,000 shares (owned by Arthur J. Gallagher & Co.) | 1,000 |
| Capital in excess of par value | 387,762 |
| Retained earnings | 11,617,185 |
| | 12,005,947 |
| | $ 17,111,227 |

*See notes to financial statements.*

GBS Retirement Services, Inc.

Statement of Earnings

Year Ended December 31, 2007

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 8,225,371 |
| Investment income | 35,097 |
| Change in unrealized loss on investments | (7,306) |
| | 8,253,162 |
| **Expenses** | |
| Salaries and employee benefits | 2,216,681 |
| Commission expense | 3,627,533 |
| Other operating expenses | 2,478,879 |
| Total expenses | 8,323,093 |
| Loss before income taxes | (69,931) |
| | |
| Income tax benefit: | |
| Current | (49,559) |
| Deferred | (199,875) |
| | (249,434) |
| Net earnings | $ 179,503 |

*See notes to financial statements.*

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2007

| | |
|---|---|
| **Operating activities** | |
| Net earnings | $ 179,503 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | |
| Change in unrealized loss on investments | 7,306 |
| Net cash flows from investments | (72,522) |
| Net change in amounts due to/from affiliates | 7,907,760 |
| Net change in other assets and liabilities | 15,738 |
| Depreciation | 24,938 |
| Net change in interest receivable | (1,491) |
| Net change in deferred income taxes | (199,875) |
| Net change in income taxes recevable/payable to Arthur J. Gallagher & Co. | (574,114) |
| Net cash provided by operating activities | 7,287,243 |
| **Investing activities** | |
| Net additions to fixed assets | (6,543) |
| Net cash used in investing activities | (6,543) |
| Net increase in cash and cash equivalents | 7,280,700 |
| Cash and cash equivalents at beginning of year | 7,320,289 |
| Cash and cash equivalents at end of year | $ 14,600,989 |

*See notes to financial statements.*

# GBS Retirement Services, Inc.

## Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

| | Common Stock | Capital in Excess of Par Value | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2007 | $ 1,000 | $ 385,329 | $ 11,437,682 | $ 11,824,011 |
| Capital contribution from Arthur J. Gallagher & Co. | – | 2,433 | – | 2,433 |
| Net earnings | – | – | 179,503 | 179,503 |
| Balance at December 31, 2007 | $ 1,000 | $ 387,762 | $ 11,617,185 | $ 12,005,947 |

*See notes to financial statements.*

0801-0904747

# GBS Retirement Services, Inc.

## Notes to Financial Statements

Year Ended December 31, 2007

### 1. Summary of Significant Accounting Policies

#### Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993 and is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority (FINRA) registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 72% of the Company's commission revenue was received from one insurance company. In addition, approximately 38% of commission revenue was generated from insurance and mutual fund products sold to two customers.

Effective November 13, 2006, the Company entered into a Marketing and Services Agreement (the Agreement) with NFP Securities, Inc. (NFP). Under the terms of the Agreement, employees of Gallagher that were registered representatives of the Company are now registered representatives of NFP. These representatives have access to products, materials, and services offered by NFP. In return, the Company pays NFP a percentage of its dealer commissions.

#### Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

#### Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2007, the Company had all of its cash and cash equivalents invested at two financial institutions.

#### Investments

Investments consist of fixed maturity U.S. government and agency securities and mortgage-backed securities and are recorded at fair value. Changes in fair value on fixed maturities are included as revenue in the statement of earnings. Fair value is determined using independent pricing sources.

## 1. Summary of Significant Accounting Policies (continued)

### Revenue Recognition

Commissions paid directly by insurance and mutual fund companies are recognized as income when the commissions are received by the Company.

### Commission Expense

Commission expense represents the amount of commissions generated by registered representatives that are not a part of the Company but are a part of the Gallagher organization. These amounts are remitted to the appropriate Gallagher office.

### Fixed Assets

Furniture and equipment with a cost of $260,092 are depreciated using the straight-line method based on estimated useful lives. Leasehold improvements with a cost of $68,920 are depreciated using the straight-line method over the remaining term of the lease.

### Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate Company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

In 2006, the Financial Accounting Standards Board issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 effective January 1, 2007, which did not have any impact on the Company's financial statements at that date.

## 2. Income Taxes

Significant components of the income tax benefit in 2007 include the following:

| | |
|---|---|
| Federal: | |
| Current | $ (38,827) |
| Deferred | (174,891) |
| | (213,718) |
| State and local: | |
| Current | (10,732) |
| Deferred | (24,984) |
| | (35,716) |
| | $ (249,434) |

At December 31, 2007, the Company's net deferred income tax asset is attributable to accrued expenses, which are not currently deductible for income tax purposes. During 2007, there was no valuation allowance or changes in the valuation allowance. The 2007 effective tax rate exceeds the statutory federal rate of 35% due principally to changes in the valuation of deferred tax assets. The Company paid income taxes of $490,359 to Gallagher in 2007.

During 2007, Gallagher allocated a portion of the cost related to stock options exercised by employees to the Company. As Gallagher will not be reimbursed for the stock option cost of $2,433, the amount has been recorded as a capital contribution. As this transaction does not involve the transfer of cash, it has been excluded from the statement of cash flows.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

| | |
|---|---|
| Gross unrecognized tax benefits at January 1, 2007 | $ – |
| Increases in tax positions for prior years | 28,730 |
| Gross unrecognized tax benefits at December 31, 2007 | $ 28,730 |

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $18,674 at December 31, 2007. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2007, the Company had accrued interest and penalties related to unrecognized tax benefits of $15,519.

**2. Income Taxes (continued)**

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. The Gallagher consolidated group has been audited by the Internal Revenue Service through calendar year 2004 and is currently being audited for calendar year 2005. The Company is currently being audited by the state of New York related to calendar years 2002 through 2004. Gallagher's combined state tax returns also have a number of ongoing audits.

**3. Related-Party Transactions**

Cash has been invested by the Company with Gallagher during the year. Investment income includes an allocation of interest earned on the invested cash.

Certain operating expenses are allocated directly by Gallagher to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of earnings. Expenses allocated to the Company in 2007 were as follows:

| | |
|---|---|
| Business insurance premiums | $ 85,050 |
| Accounting and management services | 264,265 |
| Management and employee leasing fee | 853,791 |
| Other allocated expenses | 172,863 |
| | $ 1,375,969 |
| Employee group insurance and various payroll tax-related items | $ 305,050 |

Employee group insurance and various payroll tax-related items include expenses related to retirement plans. Although the bases of allocation of the various expenses are considered reasonable, other allocation bases could produce different results. Refer to Notes 2 and 6 for additional disclosures on related-party transactions.

**4. Commitments**

The Company leases its office space and various equipment under noncancelable operating leases. Rent expense was $312,831 in 2007. Minimum aggregate rental commitments at December 31, 2007, under noncancelable operating leases that have initial terms of more than one year are as follows:

| | |
|---|---|
| 2008 | $ 127,969 |
| 2009 and thereafter | – |
| | $ 127,969 |

**5. Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company has net capital (as defined under Rule 15c3-1) of $11,063,537 and a net capital requirement of $340,352, producing an aggregate indebtedness to net capital ratio of .46 to 1.

**6. Retirement Plans**

Substantially all of the Company's employees are covered by Gallagher's contributory savings and thrift plan. Annual contributions are determined at the discretion of Gallagher's Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes. Substantially all of the Company's employees who have attained a specified age and one year of employment are covered by Gallagher's noncontributory, defined-benefit pension plan. Effective on July 1, 2005, Gallagher amended its defined-benefit pension plan to freeze the accrual of future benefits for all domestic employees. Total employee benefit plan expense allocated to the Company based on total salaries amounted to $64,995 in 2007.

# Supplemental Information

GBS Retirement Services, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2007

| | |
|---|---|
| **Net capital** | |
| Stockholder's equity | $ 12,005,947 |
| Less nonallowable assets* | 865,333 |
| Less haircuts on securities** | 77,077 |
| Net capital | $ 11,063,537 |
| Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000) | $ 340,352 |
| Excess net capital | $ 10,723,185 |
| Aggregate indebtedness – accounts payable and accrued expenses | $ 5,105,280 |
| Ratio of aggregate indebtedness to net capital | .46 to 1 |
| *Nonallowable assets: | |
| Interest receivable | $ 14,021 |
| Accounts receivable – affiliates | 40,482 |
| Prepaid and other assets | 12,797 |
| Fixed assets, net | 59,630 |
| Income taxes receivable from Arthur J. Gallagher & Co. | 521,064 |
| Deferred income taxes | 217,339 |
| | $ 865,333 |
| **Haircuts on trading and investment securities: | |
| Exempted securities | $ 76,094 |
| Other securities | 983 |
| | $ 77,077 |

*There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended unaudited FOCUS report, Part IIA, as of December 31, 2007.*

# GBS Retirement Services, Inc.

## Statement Regarding Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Arthur J. Gallagher & Co.

In planning and performing our audit of the financial statements of GBS Retirement Services, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2008

END